Exhibit 99.2

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,
India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

February 25, 2022

Corporate Relationship Department	National Stock Exchange of India Ltd.
BSE Limited	“Exchange Plaza”
Dalal Street, Fort	Bandra-Kurla Complex, Bandra (East),
Mumbai – 400 001	Mumbai – 400 051
Fax Nos.: 022-22723121 / 22723719 /	Fax Nos.: 022-26598120/ 26598237/
22722037 / 22722039	26598238

Scrip Code: 500124	Scrip Code: DRREDDY-EQ

Dear Sirs/Madam,

Sub: Postal Ballot Notice

Pursuant to Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, please find enclosed herewith a copy of the postal ballot notice seeking approval of members, through remote e-voting for the following businesses:

1.	Special Resolution - To approve the appointment of Dr. K P Krishnan (DIN: 01099097) as an Independent Director in terms of Section 149 of the Companies Act, 2013; and

2.	Special Resolution - To approve the appointment of Ms. Penny Wan (DIN: 09479493) as an Independent Director in terms of Section 149 of the Companies Act, 2013.

In accordance with the General Circular Nos. 14/2020 and 17/2020 dated April 8, 2020 and April 13, 2020 respectively read with other relevant circulars, including General Circular No. 20/2021 dated December 8, 2021, issued by the Ministry of Corporate Affairs (‘MCA Circulars’), the Notice indicating, inter alia, the process and manner of remote e-voting, is being sent only through electronic mode to the members whose names appear on the Register of Members / List of Beneficial Owners as on February 18, 2022 (“cut-off date”) received from the Depositories and whose e-mail address are registered with the Company / Depositories.

The hard copies of the Notice, Postal Ballot Forms or pre-paid business envelope are not being sent to the members for this Postal Ballot, in accordance with the exemptions granted by the MCA Circulars. Members are required to communicate their assent or dissent through the remote e-voting system only.

The Company has engaged the services of NSDL for the purpose of providing e-voting facility to all its members. The remote e-voting period commences on Saturday, February 26, 2022 (9:00 AM 1ST) and ends on Sunday, March 27, 2022 (5:00 PM IST).

Members who have not yet registered / updated their email address are requested to register / update their e-mail address on https://www.drreddys.com/investors/investor-services/shareholder-information/ or with their depository participant or send their consent at shares@drreddys.com along with their folio no. / DP id and client id and valid e-mail address.

This Postal Ballot Notice will also be available on the Company’s website www.drreddys.com and on the website of NSDL www.evoting.nsdl.com.

This is for your information.

With regards,

/s/ Vivek Mittal
Vivek Mittal
Global General Counsel and Compliance Officer

Encl: As above

CC:-	New York Stock Exchange Inc.(Stock Code :RDY)

NSE IFSC Ltd.

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,
India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

Postal Ballot Notice

[Pursuant to Section 110 of the Companies Act, 2013 read with the Companies (Management and Administration) Rules, 2014 and the Circulars issued by the Ministry of Corporate Affairs, Government of India]

Dear Members,

Notice is hereby given that pursuant to the provisions of Section 110 of the Companies Act, 2013 (hereinafter referred to as “the Act”), read with Rule 22 of the Companies (Management and Administration) Rules, 2014 (hereinafter referred to as “the Rules”) and other applicable provisions of the Act, rules, circulars and notifications thereunder, as amended from time to time (including any statutory modifications or re-enactment thereof for the time being in force), General Circular Nos. 14/2020 and 17/2020 dated April 8, 2020 and April 13, 2020 respectively read with other relevant circulars, including General Circular No. 20/2021 dated December 8, 2021, issued by the Ministry of Corporate Affairs (“MCA Circulars”), for the approval of the members of Dr. Reddy’s Laboratories Limited (hereinafter referred to as “the Company”) through postal ballot by voting through electronic means (remote e-voting) on the Special Resolutions set out hereinafter.

The proposed resolutions along with the explanatory statement under Section 102(1) of the Act, forming part of this Notice, stating the material facts and reasons thereof are set out hereafter, for your consideration.

The Board has appointed Mr. G Raghu Babu, Partner, M/s. R & A Associates, practising Company Secretary, Hyderabad (Membership No. F4448 and Certificate of Practice No. 2820) as the Scrutinizer for conducting the postal ballot through the remote e-voting process in a fair and transparent manner. He has communicated his willingness to be appointed and will be available for the said purpose.

The Company has engaged the services of National Securities Depository Limited (NSDL) for the purpose of providing e-voting facility to all its members, pursuant to Section 108 of the Act read with Rule 20 of the Rules, as amended, and Regulation 44 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (hereinafter referred to as “Listing Regulations”) and aforementioned MCA Circulars. In accordance with the MCA Circulars, the Notice indicating, inter alia, the process and manner of remote e-voting, is being sent only through electronic mode to the members whose names appear on the Register of Members / List of Beneficial Owners as on Friday, February 18, 2022 (“cut-off date”) received from the Depositories and whose e-mail address are registered with the Company / Depositories. Accordingly, the Company is pleased to provide remote e-voting facility to all its members to cast their votes electronically. The detailed instructions for e-voting are given in the Notes under the section ‘Procedure for e-voting’.

The hard copies of Postal Ballot Notice along with Postal Ballot Forms and pre-paid business envelope will not be sent to the members for this Postal Ballot, in accordance with the exemptions granted by the MCA Circulars. Members are required to communicate their assent or dissent through the remote e-voting system only.

The Scrutinizer will submit his report to the Chairman of the Company or any person authorized by him, after the completion of the scrutiny of the votes cast electronically. The result of the postal ballot through e-voting process shall be announced at the Registered Office of the Company, on or before March 29, 2022. The result along with the Scrutinizer’s report would be displayed at the Registered Office of the Company, intimated to NSDL and Stock Exchanges where the Company’s securities are listed and displayed on the Company’s website www.drreddys.com along with the Scrutinizer’s report.

RESOLUTIONS THROUGH POSTAL BALLOT

Item No 1: To approve the Appointment of Dr. K P Krishnan (DIN: 01099097) as an Independent Director in terms of Section 149 of the Companies Act, 2013

To consider and, if thought fit, to give assent/dissent to the following resolution, as a Special Resolution:

“RESOLVED THAT pursuant to the provisions of Section 149, and 152 read with Schedule IV and other applicable provisions, if any, of the Companies Act, 2013 read with Companies (Appointment and Qualification of Directors) Rules, 2014 (including any statutory modification(s) or re-enactment thereof, for the time being in force), and Regulation 17(1C), 25(2A) and any other applicable provisions of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended from time to time, Dr. K P Krishnan (DIN: 01099097) who was appointed as an additional director of the company, categorised as independent, by the Board of Directors with effect from January 7, 2022, in terms of Section 161 of the Companies Act, 2013 and in respect of whom the company has received notice in writing under Section 160 of the Companies Act, 2013, from a member proposing him as a director, be and is hereby appointed as an independent director for a term of five consecutive years effective from January 7, 2022 till January 6, 2027 and shall not liable to retire by rotation.

RESOLVED FURTHER THAT the Board of Directors or the Company Secretary of the Company be and are hereby severally authorized to do and perform all such acts, deeds, matters and things, as may be considered necessary, desirable or expedient to give effect to this resolution.”

Item No 2: To approve the Appointment of Ms. Penny Wan (DIN: 09479493) as an Independent Director in terms of Section 149 of the Companies Act, 2013

To consider and, if thought fit, to give assent/dissent to the following resolution, as a Special resolution:

“RESOLVED THAT pursuant to the provisions of Section 149, and 152 read with Schedule IV and other applicable provisions, if any, of the Companies Act, 2013 read with Companies (Appointment and Qualification of Directors) Rules, 2014 (including any statutory modification(s) or re-enactment thereof, for the time being in force), and Regulation 17(1C), 25(2A) and any other applicable provisions of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended from time to time, Ms. Penny Wan (DIN: 09479493) who was appointed as an additional director of the Company, categorised as independent, by the Board of Directors with effect from January 28, 2022, in terms of Section 161 of the Companies Act, 2013 and in respect of whom the Company has received notice in writing under Section 160 of the Companies Act, 2013, from a member proposing her as a director, be and is hereby appointed as an independent director for a term of five consecutive years effective from January 28, 2022 till January 27, 2027 and shall not liable to retire by rotation.

RESOLVED FURTHER THAT the Board of Directors or the Company Secretary of the Company be and are hereby severally authorized to do and perform all such acts, deeds, matters and things, as may be considered necessary, desirable or expedient to give effect to this resolution.”

Place: Hyderabad	By the Order of the Board
Date: January 28, 2022	Sd/-
K Satish Reddy
Chairman

Notes:

1.	The explanatory statement pursuant to Section 102(1), any other applicable provisions of the Act, the rules made thereunder, Listing Regulations and Secretarial Standards on General Meetings (SS-2) stating all material facts and the reasons thereof for the proposed resolution, forming part of this Notice, is annexed herewith.
2.	In accordance with the MCA Circulars, this Postal Ballot Notice is being sent only by electronic mode to those members whose names appear on the Register of Members / List of Beneficial Owners as on February 18, 2022 (“cut-off date”) received from the Depositories and whose e-mail address is registered with the Company / Depositories. Physical copies of the Postal Ballot Notice, postal ballot forms and pre-paid business reply envelopes are not being sent to members for this Postal Ballot.
3.	Pursuant to Sections 108, 110 and other applicable provisions of the Act and the Rules made thereunder, the MCA Circulars and Regulation 44 of the Listing Regulations read with SEBI circular on e-voting, dated December 9, 2020, SS-2 and any amendments thereto, the Company is providing the facility to the members to exercise their right to vote on the proposed resolution electronically. The Company has engaged the services of National Securities Depository Limited (“NSDL”), the agency to provide e- voting facility. Members are requested to read carefully the instructions for e-voting that are provided as part of this Postal Ballot Notice before casting their vote.
4.	This Postal Ballot Notice will also be available on the Company’s website at www.drreddys.com, website of the Stock Exchanges i.e. BSE Limited and National Stock Exchange of India Limited at www.bseindia.com and www.nseindia.com respectively, and on the website of NSDL at www.nsdl.com.
5.	Members would be able to cast their votes and convey their assent or dissent to the proposed resolution only through the remote e-voting process. Members whose names appear on the Register of Members/List of Beneficial Owners as on cut-off date will be considered for the purpose of e-voting.
6.	Voting rights of a Member / Beneficial Owner (in case of electronic shareholding) shall be in proportion to his/her/its shareholding in the paid-up equity share capital of the Company as on the cut-off date. Any person who is not a member as on the cut-off date should treat this notice for information purpose only.
7.	The e-voting period commences on Saturday, February 26, 2022, (9:00 AM IST) and ends on Sunday, March 27, 2022 (5:00 PM IST). During this period, members of the Company holding equity shares either in physical form or in dematerialized form, as on the cut-off date i.e. February 18, 2022 may cast their vote electronically. The e-voting module shall be disabled by NSDL for voting after March 27, 2022 (5:00 PM IST). Once the vote on a resolution is cast by a member, he or she will not be allowed to change it subsequently.
8.	The resolution, if passed by requisite majority, shall be deemed to have been passed on the last date of e-voting i.e. March 27, 2022.
9.	The Scrutinizer will submit his report to the Chairman or a person authorized by him, after the completion of scrutiny, and the result of the voting by postal ballot will be announced on or before March 29, 2022 at the Registered Office of the Company at 8-2-337, Road No.3, Banjara Hills, Hyderabad-500034, Telangana, India. The result would be displayed at the Registered Office of the Company, intimated to the NSDL and Stock Exchanges where the Company’s securities are listed, and displayed on the Company’s website www.drreddys.com along with the Scrutinizer’s report.
10.	The documents, if any, referred to in the statement will be available for inspection at the Registered Office of the Company during working hours on all working days from the date of dispatch of the Notice till March 27, 2022 (5:00 PM IST).

PROCEDURE FOR ‘E-VOTING’:

1.	E-VOTING FACILITY:

i.	Pursuant to the provisions of Section 108 and other applicable provisions of the Act read with the Rules and Regulation 44 of Listing Regulations, as amended, read with SEBI circular dated December 9, 2020, the Company is providing e-voting facility of NSDL to its members to exercise their right to vote on the proposed resolution by electronic means

ii.	The e-voting facility is available at the link – www.evoting.nsdl.com. The e-voting event number (EVEN) and the period of e-voting are set out below:

EVEN	Commencement of E-voting	End of E-voting
119370	Saturday, February 26, 2022	Sunday, March 27, 2022
	9:00 PM (IST)	5:00 PM (IST)

E-voting will not be allowed beyond the aforesaid date and time and the e-voting module shall be forthwith disabled by NSDL upon expiry of the aforesaid period.

iii.	The manner of voting by (i) individual shareholders holding shares of the Company in demat mode, (ii) Shareholders other than individuals holding shares of the Company in demat mode, (iii) Shareholders holding shares of the Company in physical mode, and (iv) Shareholders who have not registered their e-mail address, is explained in the instructions given hereinbelow

2.	INFORMATION AND INSTRUCTIONS RELATING TO E-VOTING:

Once the Shareholder has exercised the vote, whether partially or otherwise, the Shareholder shall not be allowed to change it subsequently or cast the vote again.

A) LOGIN METHOD FOR E-VOTING FOR INDIVIDUAL SHAREHOLDERS HOLDING SECURITIES IN DEMAT MODE

In terms of SEBI circular dated December 9, 2020, on e-voting facility provided by Listed Companies, Individual shareholders holding securities in demat mode are allowed to vote through their demat account maintained with Depositories and Depository Participants. Shareholders are advised to update their mobile number and email id in their demat accounts in order to access e-voting facility.

Login method for Individual shareholders holding securities in demat mode is given below:

Type of shareholders	Login Method
Individual Shareholders	A. NSDL IDeAS facility
holding securities in	If you are registered, follow the following steps:
demat mode with NSDL.	1.	Visit the e-Services website of NSDL viz. https://eservices.nsdl.com either on a personal computer or on a mobile.
	2.	On the e-Services home page click on the “Beneficial Owner” icon under “Login” which is available under ‘IdeAS’ section
	3.	A new screen will open. You will now have to enter your existing User ID and Password. After successful authentication, you will be able to see e-voting services.
	4.	Click on “Access to e-voting” under e-voting services and you will be able to see e-voting page.
	5.	Click on company name or e-voting service provider i.e. NSDL and you will be re-directed to NSDL e-voting website of NSDL for casting your vote during the remote e-voting period.

If you are not registered for IDeAS e-Services follow the following steps:

	1.	Option to register is available at https://eservices.nsdl.com.
	2.	Select “Register Online for IDeAS Portal” or click at https://eservices.nsdl.com/SecureWeb/IdeasDirectReg.jsp
	3.	Please follow steps given in points 1-5 above

B. E-voting website of NSDL
	1.	Open web browser by typing the following URL: https://www.evoting.nsdl.com/ either on a personal computer or on a mobile.
	2.	Once the home page of e-voting system is launched, click on the icon “Login” which is available under ‘Shareholder/Member’ section.
	3.	A new screen will open. You will have to enter your User ID (i.e. your sixteen digit demat account number held with NSDL), Password/OTP and a Verification Code as shown on the screen.
	4.	After successful authentication, you will be redirected to NSDL site wherein you can see e-voting page. Click on company name or e-voting service provider i.e. NSDL and you will be redirected to e-voting website of NSDL for casting your vote during the remote e-voting period.

Individual Shareholders holding securities in demat mode with CDSL	1.	Existing users who have opted for Easi / Easiest, can login through their user id and password. Option will be made available to reach e-voting page without any further authentication. The URL for users to login to Easi / Easiest are https://web.cdslindia.com/myeasi/home/login or www.cdslindia.com and click on New System Myeasi.
	2.	After successful login of Easi/Easiest the user will be also able to see the e-voting menu. The menu will have links of e-voting service provider i.e. NSDL. Click on NSDL to cast your vote.
	3.	If the user is not registered for Easi/Easiest, option to register is available at https://web.cdslindia.com/myeasi/Registration/EasiRegistration
	4.	Alternatively, the user can directly access e-voting page by providing demat account number and PAN No. from a link in www.cdslindia.com home page. The system will authenticate the user by sending OTP on registered mobile & email as recorded in the demat account. After successful authentication, user will be provided links for the respective e-voting service provider i.e. NSDL where the e-voting is in progress.

Individual Shareholders (holding securities in demat mode) login through their depository participants	1.	You can also login using the login credentials of your demat account through your Depository Participant registered with NSDL/CDSL for e-voting facility.
	2.	Upon logging in, you will be able to see e-voting option. Click on e-voting option, you will be redirected to NSDL/CDSL Depository site after successful authentication, wherein you can see e-voting feature.
	3.	Click on company name or e-voting service provider i.e. NSDL and you will be redirected to e-voting website of NSDL for casting your vote during the remote e-voting period.

Important note: Members who are unable to retrieve User ID/ Password are advised to use Forgot User ID and Forgot Password option available at abovementioned website.

Helpdesk for Individual Shareholders holding securities in demat mode for any technical issues related to login through Depository i.e. NSDL and CDSL are as under:

Login type	Helpdesk details

Individual Shareholders holding securities in demat mode with NSDL	Members facing any technical issue in login can contact NSDL helpdesk by sending a request at evoting@nsdl.co.in or call at toll free no.: 1800 1020 990 and 1800 22 44 30

Individual Shareholders holding securities in demat mode with CDSL	Members facing any technical issue in login can contact CDSL helpdesk by sending a request at helpdesk.evoting@cdslindia.com or contact at 022- 23058738 or 022-23058542-43

B) LOGIN METHOD FOR SHAREHOLDERS OTHER THAN INDIVIDUAL SHAREHOLDERS HOLDING SECURITIES IN DEMAT MODE AND SHAREHOLDERS HOLDING SECURITIES IN PHYSICAL MODE.

Step 1: How to Log-in to NSDL e-voting website?

1.	Visit the e-voting website of NSDL. Open web browser by typing the following URL: https://www.evoting.nsdl.com either on a personal computer or on a mobile.
2.	Once the home page of e-voting system is launched, click on the icon “Log-in” which is available under “Shareholders” section.
3.	A new screen will open. You will have to enter your user ID, your password and a verification code as shown on the screen. Alternatively, if you are registered for NSDL eservices i.e. IDEAS, you can log-in at https://eservices.nsdl.com with your existing IDEAS log-in. Once you log-in to NSDL eservices after using your log-in credentials, click on e-voting and you can proceed to Step 2 i.e. Cast your vote electronically.
4.	Your User ID details are given below :
Manner of holding shares i.e. Demat
(NSDL or CDSL) or Physical		Your User ID is
a.	For Members who hold shares in demat account with NSDL	8 character DP ID followed by 8 Digit Client ID For example: if your DP ID is IN300*** and Client ID is 12****** then your User ID is IN300***12******
b.	For Members who hold shares in demat account with CDSL.	16 digit Beneficiary ID For example: if your Beneficiary ID is 12************** then your User ID is 12**************
c.	For Members holding shares in Physical Form	EVEN number followed by folio number registered with the Company. For example: if Folio Number is A01*** and EVEN is 123456 then User ID is 123456A01***
5.	Instructions for retrieving password:
a.	If you are already registered for e-voting, then you can use your existing password to log-in and cast your vote.
b.	If you are using NSDL e-voting system for the first time, you will need your “initial password”. Details of “initial password” are given in Point c (i) and (ii) below. Once you have your “initial password”, you need to enter the “initial password” on the log-in page and the system will force you to change your password.
c.	Initial password:

If your email ID is registered in your demat account or with the Company, your “initial password” must have been communicated to you on your email ID. Trace the email sent to you by NSDL in your mailbox. Open the email and the attachment which is a .pdf file. Open the .pdf file. The password to open the .pdf file is your 8 digit Client ID for NSDL account, last 8 digits of Beneficiary ID for CDSL account or Folio Number for shares held in physical form. The .pdf file contains your “User ID” and your “initial password”.

6.	If you are unable to retrieve or have not received your “initial password” or have forgotten your password:
a.	If you are holding shares in your demat account with NSDL or CDSL, click on “Forgot User Details/Password” option available on www.evoting.nsdl.com
b.	If you are holding shares in physical mode, click on “Physical User Reset Password” option available on www.evoting.nsdl.com
c.	If you are still unable to get the password by aforesaid two options, you can send a request at evoting@nsdl.co.in mentioning your demat account number/folio number, PAN, name and registered address.
7.	After entering the password, click on “Agree to Terms and Conditions” by selecting on the check box.
8.	Now you will have to click on “Log-in” button.
9.	After you click on “Log-in” button, home page of e-voting will open.

Step 2: How to cast your vote electronically on NSDL e-voting system?

1.	After successful login at Step 1, you will be able to see the Home page of e-voting. Click on e-voting. Then, click on Active Voting Cycles.
2.	After clicking on Active Voting Cycles, you will be able to see all the companies’ “EVEN”

(E-Voting Event Number) in which you are holding shares and whose voting cycle is in active status.

3.	Select “EVEN” of “Dr. Reddy’s Laboratories Limited”. The Cast Vote page will open.
4.	Now you are ready for e-voting as the voting page opens.
5.	Cast your vote by selecting your favoured option i.e. assent/dissent, verify/modify the number of shares for which you wish to cast your vote and click on “Submit” and also “Confirm” when prompted.
6.	Upon confirmation, the message “Vote cast successfully” will be displayed.
7.	You can also take the printout of the votes cast by you by clicking on the print option on the confirmation page.
8.	Once you confirm your vote on the resolution, you will not be allowed to modify your vote

General Guidelines for members

1.	Institutional shareholders (i.e. other than individuals, HUF, NRI etc.) are required to send scanned certified true copy (PDF/JPG format) of the relevant board resolution/authority letter etc. with attested specimen signature of the duly authorized signatory(ies) who are authorized to vote, to the Scrutinizer by e-mail to drlscrutinizer@gmail.com with a copy marked to evoting@nsdl.co.in.
2.	It is strongly recommended not to share your password with any other person and take utmost care to keep your password confidential. Log-in to the e-voting website will be disabled upon five unsuccessful attempts to key in the correct password. In such an event, you will need to go through the “Forgot User Details/Password” or “Physical User Reset Password” option available on www.evoting.nsdl.com to reset the password.
3.	In case of any queries, you may refer the Frequently Asked Questions (FAQs) for shareholders and e-voting user manual for shareholders available at the “downloads” section of www.evoting.nsdl.com or call on toll free no.: 1800 1020 990 and 1800 22 44 30 or e-mail your query to evoting@nsdl.co.in.

C) PROCESS FOR THOSE SHAREHOLDERS WHOSE EMAIL IDS ARE NOT REGISTERED WITH THE DEPOSITORIES FOR PROCURING USER ID AND PASSWORD AND REGISTRATION OF EMAIL IDS FOR E-VOTING ON THE RESOLUTIONS SET OUT IN THIS NOTICE:

1.	In case shares are held in physical mode please provide folio no., name of shareholder, scanned copy of the share certificate (front and back), PAN (self-attested scanned copy of PAN card), AADHAR (self-attested scanned copy of Aadhar Card) by email to shares@drreddys.com.

2.	In case shares are held in demat mode, please provide DPID-CLID (16 digit DPID + CLID or 16 digit beneficiary ID), Name, client master or copy of Consolidated Account statement, PAN (self-attested scanned copy of PAN card), AADHAR (self-attested scanned copy of Aadhar Card) to shares@drreddys.com. If you are an Individual shareholder holding securities in demat mode, you are requested to refer to the login method explained at step 1 (A) i.e. Login method for e-voting for Individual shareholders holding securities in demat mode.
3.	Alternatively, shareholder/members may send a request to evoting@nsdl.co.in for procuring user id and password for e-voting by providing above mentioned documents.
4.	In terms of SEBI circular dated December 9, 2020, individual shareholders holding securities in demat mode are allowed to vote through their demat account maintained with Depositories and Depository Participants. Shareholders are required to update their mobile number and email ID correctly in their demat account in order to access e-voting facility.

Explanatory Statement pursuant to Section 102(1), any other applicable provisions of the Companies Act, 2013 (hereinafter referred to as “the Act”), the rules made thereunder, as applicable, SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (hereinafter referred to as “Listing Regulations”) and Secretarial Standards on General Meetings (SS-2)

Item No 1:

Independent Directors are appointed on the Company’s Board for a term of up to five consecutive years and are eligible for reappointment, making the term of the overall Board staggered in nature. The Nomination, Governance and Compensation Committee (‘NGCC’) of the Board regularly discusses the succession of Independent Directors coming up for re-appointment or approaching end of their term. It assesses the balance of skills, knowledge and experience available with the Board as a whole and tries to recognise the possible gaps on account of such staggered terms, in order to maintain orderly succession of the Board.

To address such possible gaps created/to be created within the Board, the NGCC prepares a criteria of preferred skills/qualifications and expected role of the prospective independent directors and evaluates the prospective candidates from a wide range of backgrounds who fits into the criteria. In line with this, the NGCC has, over a period of time, perused through profiles of prospective Independent Directors. Considering that the terms of couple of long serving Independent Directors will end over the next two years and to their ensure smooth succession, the Committee strongly believes that Dr. K P Krishnan fits into the criteria of skills/qualifications that it had determined to be necessary in prospective candidates.

The NGCC and the Board are of the view that the association of Dr. Krishnan and the rich experience and vast knowledge that he brings with him would benefit the Company. The Board also believes that he possesses appropriate skills, expertise and competencies in the context of the Company’s businesses, particularly in the areas of finance and management. The Board believes his appointment would be apt considering the need for more financial experts on the Board and imminent end-of-terms of some Independent Directors.

Accordingly, Dr. K P Krishnan, a Indian national (DIN: 01099097), aged 63 years was appointed as an Additional Director categorized as Independent by the Board for a term of five years with effect from January 7, 2022 up to January 6, 2027, subject to the approval of members of the Company.

Dr. Krishnan also serves as a member of the Audit Committee and NGCC of the Company.

The Company has received, inter alia, (i) consent in writing to act as director in form DIR-2 pursuant to Rule 8 of the Companies (Appointment and Qualification of Directors) Rules, 2014; (ii) intimation in form DIR-8 pursuant to Rule 14 of the Companies (Appointment and Qualifications of Directors) Rules, 2014, from Dr. Krishnan to the effect that he is not disqualified in accordance with Section 164(2) of the Act; (iii) declaration that he meets the criteria of independence as provided in Section 149 of the Act and in the Listing Regulations; (iv) declaration that he is not debarred or restrained from acting as a Director by any SEBI order or any other such authority; and (v) a notice in writing from a member under Section 160 of the Act proposing the candidature of Dr. Krishnan as a director of the Company.

In terms of Section 152 and Schedule IV of the Companies Act, 2013, the board is of the opinion that Dr. Krishnan, fulfils the conditions for his appointment as an independent director as specified in the Companies Act, 2013 and the Listing Regulations and is independent of the management.

Pursuant to Regulation 17(1C) of Listing Regulations, with effect from January 1, 2022, every listed entity shall ensure that approval of shareholders for appointment of a person on the Board of Directors is taken at the next general meeting or within a time period of three months from the date of appointment, whichever is earlier. Further in terms of, Regulation 25(2A) of the Listing Regulations, the appointment, re-appointment or removal of an independent director of a listed entity, shall be subject to the approval of shareholders by way of a special resolution. Accordingly, the appointment of Dr. Krishnan requires the approval of the members by way of a special resolution on or before April 6, 2022.

Hence, in view of the aforementioned provisions, the Company is seeking the approval of its members for appointment of Dr. K P Krishnan, as an independent director on the Board of the Company for a term of five consecutive years effective from January 7, 2022, till January 6, 2027.

A copy of the letter of appointment, setting out the terms and conditions of appointment of Dr. Krishnan, and all other documents referred to in the accompanying Notice and this Statement are available for inspection by the members, without any fee, at the Company’s registered office during business hours on all working days till the end of the e-voting period.

One board meeting was held since Dr. Krishnan’s appointment which he has attended. Dr. Krishnan does not hold any shares/ADRs in the Company. He is not related to any of the other directors on the Board.

Except Dr. Krishnan and his relatives, none of the other directors or key managerial personnel of the Company or their respective relatives are concerned or interested, financially or otherwise, in the resolution set out at Item no. 1 of this notice.

The NGCC and the Board recommend the resolution set forth in item no. 1 of the notice for approval of the members by way of a special resolution.

Profile of Dr. K P Krishnan:

For nearly 37 years, Dr. K P Krishnan served in the Indian Administrative Service (IAS). He superannuated from the IAS on December 31, 2019. In his IAS career, he has served in various fields and secretariat positions in India in the Government of India, Government of Karnataka and at the World Bank. Besides field positions like District Collector Mangalore, in the Government of Karnataka he served in the departments dealing with agriculture, co-operatives and marketing, urban development and infrastructure, commercial taxes and finance. His key roles in the Government of India include:

a.	Secretary, Ministry of Skill Development and Entrepreneurship (since February 1, 2017 till retirement on December 31, 2019);
b.	Special/Additional Secretary, Department of Land Resources, Ministry of Rural Development (2014-2017);

c.	Additional Secretary, Department of Economic Affairs, Ministry of Finance (2013- 2014);
d.	Secretary, Prime Minister’s Economic Advisory Council (2010- 2012); and
e.	Joint Secretary, Department of Economic Affairs, Ministry of Finance (2005-2010).

At these positions, he served on the boards of corporations as well as boards of statutory regulatory authorities. In parallel with his government career, Dr. Krishnan has been a strong researcher/academic. Besides being visiting faculty at IIM Bangalore, ISB and Ashoka University, he held the prestigious Bok Visiting Professor of Regulation at the University of Pennsylvania Law School in 2012-13. From 07/08/2020 till 31/12/2021, he served as the IEPF Chair Professor of Economics at the National Council of Applied Economic Research (NAER) New Delhi.

Dr. Krishnan was educated in Economics at St. Stephens College and Law at the Campus Law Centre University of Delhi. He joined the IAS in August 1983 and belongs to the Karnataka cadre. He joined IIM Bangalore in 1999 and was awarded FPM (Ph.D) in Economics in the 2003 graduation ceremony.

At present, he is an Independent Director on the Boards of Tata Consumer Products Limited and Shriram Capital Limited. He has not resigned from any listed Company in the past three years. His committee memberships/chairmanships in other companies are as under:

Tata Consumer Products Ltd	Audit Committee	Chairman
	CSR and Sustainability Committee	Member
Shriram Capital Ltd.	Audit Committee	Member
	Nomination and Remuneration Committee	Chairman
	Group Risk Management Committee	Member

Item No 2:

Independent Directors are appointed on the Company’s Board for a term of up to five consecutive years and are eligible for reappointment, making the term of the overall Board staggered in nature. The Nomination, Governance and Compensation Committee (‘NGCC’) of the Board regularly discusses the succession of Independent Directors coming up for re-appointment or approaching end of their term. It assesses the balance of skills, knowledge and experience available with the Board as a whole and tries to recognise the possible gaps on account of such staggered terms, in order to maintain orderly succession of the Board. The NGCC regularly evaluates the prospective candidates from wide range of backgrounds for appointment to the Board, in order to replace the directors ending their terms.

To address such possible gaps created/to be created within the Board, the NGCC prepares a criteria of preferred skills/qualifications and expected role of the prospective independent directors. In line with this, the NGCC has, over a period of time, perused through profiles of prospective Independent Directors. Considering that the terms of couple of long serving Independent Directors will end over the next two years, the Committee strongly believes that Ms. Wan fits into the criteria of skills/qualifications that it had determined to be necessary in prospective candidates.

The NGCC and the Board are of the view that the association of Ms. Wan and the rich experience and vast knowledge that she brings with her would benefit the Company. The Board also believes that she also possesses appropriate skills, expertise and competencies in the context of the Company’s businesses, particularly in the areas of science, technology and marketing. The Board believes her appointment would be apt considering the need for science experts on the Board and imminent end-of-terms of some Independent Directors on the Board.

Accordingly, Ms. Penny Wan, a US national (DIN: 09479493), aged 56 years was appointed as an Additional Director categorized as Independent by the Board for a term of five years with effect from January 28, 2022 up to January 27, 2027, subject to the approval of members of the Company.

Ms. Wan also serves as a member of the Risk Management Committee and Science, Technology and Operations Committee of the Company.

The Company has received, inter alia, (i) consent in writing to act as director in form DIR-2 pursuant to Rule 8 of the Companies (Appointment and Qualification of Directors) Rules, 2014; (ii) intimation in form DIR-8 pursuant to Rule 14 of the Companies (Appointment and Qualifications of Directors) Rules, 2014, from Ms. Wan to the effect that she is not disqualified in accordance with Section 164(2) of the Act; (iii) declaration that she meets the criteria of independence as provided in Section 149 of the Act and in the Listing Regulations; (iv) declaration that she is not debarred or restrained from acting as a Director by any SEBI order or any other such authority; and (v) a notice in writing from a member under Section 160 of the Act proposing the candidature of Ms. Wan as a director of the Company.

In terms of Section 152 and Schedule IV of the Companies Act, 2013, the board is of the opinion that Ms. Wan, fulfils the conditions for her appointment as an independent director as specified in the Companies Act, 2013 and the Listing Regulations and is independent of the management.

Pursuant to Regulation 17(1C) of Listing Regulations, with effect from January 1, 2022, every listed entity shall ensure that approval of shareholders for appointment of a person on the Board of Directors is taken at the next general meeting or within a time period of three months from the date of appointment, whichever is earlier. Further, in terms of Regulation 25(2A) of the Listing Regulations, the appointment, re-appointment or removal of an independent director of a listed entity, shall be subject to the approval of shareholders by way of a special resolution. Accordingly, the appointment of Ms. Wan requires the approval of the members by way of a special resolution on or before April 27, 2022.

Hence, in view of the aforementioned provisions, the Company is seeking the approval of its members by way of a Special Resolution, for appointment of Ms. Penny Wan, as an independent director on the Board of the Company for a term of five consecutive years effective from January 28, 2022 till January 27, 2027.

A copy of the letter of appointment, setting out the terms and conditions of appointment of Ms. Penny Wan, and all other documents referred to in the accompanying Notice and this Statement are available for inspection by the members, without any fee, at the Company’s registered office during business hours on all working days till the end of the e-voting period.

No board meeting was held since Ms. Wan’s appointment. Ms. Wan does not hold any shares/ADRs in the Company. She is not related to any of the other directors on the Board.

Except Ms. Wan and her relatives, none of the other directors or key managerial personnel of the Company or their respective relatives are concerned or interested, financially or otherwise, in the resolution set out at Item no. 2 of this notice.

The NGCC and the Board recommend the resolution set forth in Item no. 2 of the notice for approval of the members by way of a special resolution.

Profile of Ms. Penny Wan

Ms. Penny Wan is Amgen’s vice-president and general manager of the Japan and Asia Pacific region. With over 20 years of experience in the biopharmaceuticals industry, she leads Amgen’s expansion efforts in the region. Since joining Amgen in 2014, she has been instrumental in building Amgen’s commercial presence across the region, ensuring that innovative medicines reach patients, payers and physicians in these markets.

Prior to Amgen, Ms. Wan was general manager of Roche Pharma China, which became one of the fastest growing multinational corporations in the Country. She spearheaded innovative partnership solutions with government, professional and patient groups to improve access and outcomes for patients. Ms. Wan also worked in the pharmaceuticals division of Wyeth, where she held various management, marketing and commercial positions in the US, Hong Kong, and Taiwan.

During her time in China, Ms. Wan served as an executive committee member of RDPAC (R&D based Pharmaceutical Association Committee), where she led the industry-shaping efforts in biologics and served as Vice President of the Shanghai Association of Enterprises with Foreign Investments. She received the 2013 White Magnolia Memorial Award from the Shanghai Municipality in recognition of her contributions to the city.

Ms. Wan brings deep experience across healthcare. She has comprehensive management experience and strategic skills in leading sales and marketing, manufacturing business development, start up, country and regional operations in global markets, including China and Japan in class pharma and healthcare companies. Ms. Wan is a confident, articulate executive with a strong presence. She has been a hands on executive and attributes her success to understanding science, handpicking the team, resource allocation and savvy business judgments. Additionally, Ms. Wan has worked across multiple sectors in pharma, infant formula, nutrition, vaccines, oncology, CVS, etc.

Ms. Wan holds a graduate diploma degree in business administration from Monash University & Chinese University of Hong Kong and a Bachelor of Science (Biology) degree from Monash University of Australia.

At present, Ms. Wan does not hold directorship in any other Company.

Place: Hyderabad	By the Order of the Board
Date: January 28, 2022	Sd/-
K Satish Reddy
Chairman